Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption "Experts", and to the incorporation by reference in the following Registration Statements:

1. Form S-8 no. 333-234688 pertaining to the 2019 Inducement Stock Option Plan;

2. Form F-3 no. 333-224983

of Trillium Therapeutics Inc. and the use herein of our report dated March 5, 2020, with respect to the consolidated statements of financial position as at December 31, 2019 and December 31, 2018 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2019, included in this Annual Report on Form 40-F.

/s/ Ernst & Young LLP
Toronto, Canada	Chartered Professional Accountants
March 5, 2020	Licensed Public Accountants